UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

16951E104

(CUSIP Number)

Jianhui Lai

c/o No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

Tel No. (86) 596-2600308

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Yudong Zhao

Zhong Lun Law Firm

6/10/11/16/17F, Two IFC, 8 Century Avenue

Pudong New Area, Shanghai

People’s Republic of China

Tel. No. (86) 21-60613006

October 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS Jianhui Lai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,587,200 ordinary shares. Newrace Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,587,200 ordinary shares. Newrace Limited may also be deemed to have sole voting power with respect to the foregoing shares.
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,587,200 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.53%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of April 23, 2021 as set forth in the annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 27, 2021.

CUSIP No.	16951E104	Page	3	of	8	Pages

1	NAME OF REPORTING PERSONS Newrace Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,587,200 ordinary shares. Jianhui Lai may also be deemed to have sole voting power with respect to the foregoing shares.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,587,200 ordinary shares. Jianhui Lai may also be deemed to have sole voting power with respect to the foregoing shares.
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,587,200 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.53%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Percentage calculated based on 206,500,000 Ordinary Shares outstanding as of April 23, 2021 as set forth in the annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 27, 2021.

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Item 1. Security and Issuer.

This Statement on Schedule 13D/A (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed jointly by Mr. Jianhui Lai and Newrace Limited (“Newrace,” and together with Mr. Lai, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on December 20, 2012 (as subsequently amended by an Amendment No. 1 filed on November 26, 2013, an Amendment No. 2 filed on July 22, 2014 and an Amendment No. 3 filed on September 3,2021, the “Original Schedule 13D”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares” or “Shares”) of China Zenix Auto International Limited, a company organized under the laws of the British Virgin Islands (the “Company”). The principal executive offices of the Company are located at No. 1608, North Circle Road State Highway Zhangzhou, Fujian Province, People’s Republic of China. Except as specifically amended by this Amendment No. 4, the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On October 19, 2021, Newrace Limited, an exempted company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, a wholly owned subsidiary of Parent to be formed under the laws of the British Virgin Islands (“Merger Sub”) will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”). Upon formation, the Merger Sub will become a party to the Merger Agreement by executing the form of joinder to the Merger Agreement, attached as Annex C to the Merger Agreement. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit B and which is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$0.27 in cash per Ordinary Share, approximately US$16.99 million will be required for purchasing approximately 62,912,800 outstanding Ordinary Shares not owned by the Reporting Persons (the “Publicly Held Shares”) and paying for transaction costs in connection with the Merger. It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by cash contribution from Mr. Lai and Newrace.

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Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On October 19, 2021, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time will be cancelled and cease to exist in exchange for the right to receive US$0.27 in cash per Ordinary Share without interest, other than (a)(i) Shares held by Parent, Merger Sub and any of their respective affiliates; (ii) Shares held by the depositary and reserved for issuance, settlement and allocation pursuant to any incentive plan of the Company, and (iii) Shares beneficially owned by the Company or any of its subsidiaries or held in the Company’s treasury ((i), (ii) and (iii) collectively, the “Excluded Shares”) which will be canceled and cease to exist without payment of any consideration, (b) Shares held by holders who have validly exercised and not withdrawn or lost their rights to dissent from the Merger pursuant to Section 179 of the BVI Companies Act (collectively, the “Dissenting Shares”), which will be canceled and cease to exist in exchange for the right to receive payment of the fair value of such Dissenting Shares in accordance with Section 179 of the BVI Companies Act, and (c) Shares represented by American depository shares of the Company(each, an “ADS”). Each ADS, representing four Shares, issued and outstanding immediately prior to the effective time of the Merger, together with the Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$1.08 in cash per ADS without interest.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by the affirmative vote of shareholders representing at least a majority of the voting power of the outstanding Shares of the Company present and voting in person or by proxy at a meeting of the Company’s shareholders. The Merger Agreement may be terminated by the Company or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares not already owned by the Reporting Persons. If completed, the Merger will result in the Company becoming a privately held company and the Company’s obligations to file periodic report under the Exchange Act would be terminated. The information disclosed in this paragraph and the preceding two paragraphs does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit B and which is incorporated herein by reference in its entirety.

Item 3 of this Amendment No. 4 is incorporated herein by reference.

Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	16951E104	Page	6	of	8	Pages

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Original Schedule 13D is hereby amended and restated as follows:

The responses of Mr. Lai Jianhui and Newrace to Rows (7) through (13) of the cover pages of this Amendment No. 4 are hereby incorporated by reference in this Item 5.

As of the date of this filing, Mr. Lai Jianhui beneficially owns 143,587,200 Ordinary Shares through Newrace, representing approximately 69.53% of the Company’s total issued and outstanding Ordinary Shares.

Except as disclosed herein, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the Merger Agreement under Item 3 and Item 4 is incorporated herein by reference. Any summary of the Merger Agreement in this Amendment No. 4 does not purport to be complete and is qualified in its entirety by reference to the full text of that agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented as follows:

Agreement and Plan of Merger, dated as of October 19, 2021, by and between China Zenix Auto International Limited and Newrace Limited.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2021

JIANHUI LAI
NEWRACE LIMITED

By:	/s/ Jianhui Lai
Name: Jianhui Lai
Title: Director

[Signature Page to Schedule 13D/A]

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SCHEDULE A

Directors and Executive Officers of Newrace Limited

Information regarding the sole director of Newrace Limited is set forth below.

Name	Present Principal Occupation	Business Address	Citizenship
Director:
Jianhui Lai	Chairman of the board of directors and chief executive officer of China Zenix Auto International Limited	No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China	People’s Republic of China
Junqiu Gao	Director, deputy chief executive officer and chief sales and marketing officer of China Zenix Auto International Limited	No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China	People’s Republic of China